  As filed with the Securities and Exchange Commission on April 11, 2000

                                                 Registration No. 333-33550
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           the Securities Act of 1933
                                ---------------
                          CAREER EDUCATION CORPORATION
             (Exact name of registrant as specified in its charter)
                Delaware                               36-3932190
    (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)               Identification No.)

  2895 Greenspoint Parkway, Suite 600, Hoffman Estates, Illinois, 60195, (847)
                                 781-3600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 John M. Larson
                Chairman, President and Chief Executive Officer

  2895 Greenspoint Parkway, Suite 600, Hoffman Estates, Illinois, 60195, (847)
                                 781-3600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:
        Lawrence D. Levin, Esq.                 Dennis V. Osimitz, Esq.
          Katten Muchin Zavis                       Sidley & Austin
   525 West Monroe Street, Suite 1600                Bank One Plaza
      Chicago, Illinois 60661-3693                 10 South Dearborn
             (312) 902-5200                     Chicago, Illinois 60603
                                                     (312) 853-7000
                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                             Proposed
                                              Proposed       maximum
 Title of each class of       Amount          maximum       aggregate      Amount of
    securities to be           to be          offering       offering     registration
       registered           registered        price(2)       price(2)         fee
--------------------------------------------------------------------------------------
Common Stock, $.01 par       2,415,000       $35.00 per
 value..................     shares(1)         share       $84,525,000      $22,315(3)
--------------------------------------------------------------------------------------
Common Stock, $.01 par                       $35.75 per
 value.................. 57,500 shares(4)      share       $ 2,055,625      $   543

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes 315,000 shares to be offered upon exercise of the Underwriters' over-allotment option.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of Regulation C under the Securities Act of 1933, as amended.

(3) Previously paid.

(4) Includes 7,500 shares to be offered upon exercise of the Underwriters' over-allotment option.
                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 11, 2000

                             2,150,000 Shares

                     [LOGO OF CAREER EDUCATION CORPORATION]

                                  Common Stock

                                   --------

  We are selling 1,500,000 shares of common stock and the selling stockholders listed under "Selling Stockholders" are selling 650,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

  The Underwriters have an option to purchase a maximum of 322,500 additional shares to cover over-allotments of shares.

  Our common stock is traded on The Nasdaq National Market under the symbol "CECO." On April 10, 2000, the last reported sale price of our common stock was $36.25.

  Investing in the common stock involves certain risks. See "Risk Factors" on page 7.

                                   Underwriting    Proceeds to     Proceeds to
                       Price to    Discounts and Career Education    Selling
                        Public      Commissions    Corporation    Stockholders
                     ------------- ------------- ---------------- -------------
Per Share...........     $             $              $               $
Total............... $             $               $              $

  Delivery of the shares of common stock will be made on or about           ,
2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                                   Chase H&Q

                                                            Salomon Smith Barney

                The date of this prospectus is           , 2000

                              [Inside Front Cover]


[LOGO] CAREER EDUCATION CORPORATION






[Four photographs, each representing one of the Company's four principal curricula listed on the right side of the page]






TURNING

DREAMS

INTO

FUTURES

VISUAL COMMUNICATION
AND DESIGN TECHNOLOGIES

INFORMATION TECHNOLOGY

BUSINESS STUDIES

CULINARY ARTS

                               TABLE OF CONTENTS

                                      Page
                                      ----
Where you can find more Information.    1
Prospectus Summary..................    2
Risk Factors........................    7
Use of Proceeds.....................   13
Dividend Policy.....................   13
Price Range of Common Stock.........   14
Capitalization......................   15
Business............................   16

                                                                       Page
                                                                       ----
Management............................................................  28
Selling Stockholders..................................................  32
Description of Capital Stock..........................................  33
Shares Eligible for Future Sale.......................................  35
Underwriting..........................................................  36
Notice to Canadian Residents..........................................  38
Legal Matters.........................................................  39
Experts...............................................................  39

                               ----------------

                      Notes to Readers of this Prospectus

   You should keep in mind the following points as you read this prospectus:

  . The term "school" means a campus or group of campuses known by a single brand name, such as The Katharine Gibbs Schools or the Al Collins Graphic Design School. The term "campus" means a single location of any school, such as the New York campus of The Katharine Gibbs Schools or the Al Collins Graphic Design School in Tempe, Arizona. The term "institution" means a main campus and its additional locations, as such are defined under regulations of the U.S. Department of Education.

  . This offering is for 2,150,000 shares; however, the underwriters have a 30-day option to purchase up to 322,500 additional shares to cover over-allotments. Some of the disclosures in this prospectus would be different if the underwriters exercise the option. Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise the option.

                               ----------------

               Special Note Regarding Forward-Looking Statements

   This prospectus contains "forward-looking" statements that have been made pursuant to the Private Securities Litigation Reform Act of 1995 which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate," "believe," "plan," "expect" and similar expressions have been used to identify these forward-looking statements. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to risks and uncertainties, including those listed under "Risk Factors," which could cause our actual growth, results, performance and business prospects and opportunities to differ from those expressed in, or implied by, these statements. Except as otherwise required by federal securities law, we are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

                               ----------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of the exhibits and schedules thereto. For further information about Career Education Corporation, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

   We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The Exchange Act file number for our SEC filings is 0-23245. You may read and copy any document we file at the following SEC public reference rooms:

 450 Fifth Street, N.W.    Seven World Trade Center        Citicorp Center
     Judiciary Plaza              Suite 1300           500 West Madison Street
        Room 1024             New York, NY 10048             Suite 1400
 Washington, D.C. 20549                                   Chicago, IL 60661

   You may also inspect and copy our SEC filings, the complete registration statement and other information at the offices of The Nasdaq Stock Market located at 1735 K Street, N.W., Washington, D.C. 20006-1500.

   You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

   We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

   The SEC allows us to "incorporate by reference" into this prospectus certain documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated:

     1. Our Annual Report on Form 10-K for our year ended December 31, 1999;

     2. Our Current Report on Form 8-K filed April 11, 2000; and

    3. The description of our common stock contained in our Registration Statement on Form 8-A which we filed on October 21, 1997.

   We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus, including any beneficial owner of our common stock. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

                          Career Education Corporation
                             Attn: Patrick K. Pesch
                            Chief Financial Officer

                    2895 Greenspoint Parkway, Suite 600
                        Hoffman Estates, Illinois, 60195
                           Telephone: (847) 781-3600

                               PROSPECTUS SUMMARY

   This summary highlights some of the information in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements.

                          Career Education Corporation

   We are a provider of private, for-profit postsecondary education in North America, with approximately 23,400 students enrolled as of February 1, 2000. We operate 28 campuses located in 15 states and two Canadian provinces. Our schools enjoy long operating histories and offer a variety of bachelor's degree, associate's degree and non-degree programs in career-oriented disciplines within our core curricula of:

  . visual communication and design technologies

  . information technology

  . business studies

  . culinary arts

   We have experienced significant growth both internally and through acquisitions with our net revenue increasing from $19.4 million in 1995 to $216.8 million in 1999. In addition, our net income increased from $0.1 million in 1995 to $10.9 million in 1999.

   We were founded in January 1994 by John M. Larson, our Chairman, President and Chief Executive Officer, who has over 25 years of experience in the career-oriented education industry. We were formed to capitalize on opportunities in the large and highly fragmented postsecondary school industry. Since our inception, we have completed 18 acquisitions. We have acquired schools that we believe possess strong curricula, leading reputations and broad marketability but that have been undermanaged from a marketing and financial standpoint. We seek to apply our expertise in operations, marketing and curricula development, as well as our financial strength, to improve the performance of these schools.

                            Our Acquisition History

                                                      Number of  Year     Date
School                                                Campuses  Founded Acquired
------                                                --------- ------- --------
Al Collins Graphic Design School.....................      1     1978     1/94
Brooks College.......................................      1     1970     6/94
Allentown Business School............................      1     1869     7/95
Brown Institute......................................      1     1946     7/95
Western Culinary Institute...........................      1     1983    10/96
School of Computer Technology........................      2     1967     2/97
The Katharine Gibbs Schools..........................      7     1911     5/97
International Academy of Merchandising & Design......      2     1977     6/97
International Academy of Design......................      2     1983     6/97
California School of Culinary Arts...................      1     1994     3/98
Scottsdale Culinary Institute........................      1     1986     7/98
Harrington Institute of Interior Design..............      1     1931     1/99
McIntosh College.....................................      1     1896     3/99
Briarcliffe College..................................      2     1966     4/99
Brooks Institute of Photography......................      1     1945     6/99
Washington Business School...........................      1     1950    12/99
The Cooking and Hospitality Institute of Chicago.....      1     1983     2/00
California Culinary Academy..........................      1     1977     4/00

                      Our Business and Operating Strategy

   Our business and operating strategy has enabled us to achieve significant improvements in the performance of our schools. We believe this strategy will allow us to continue to capitalize on the favorable trends which are driving demand for career-oriented education. These trends include greater technological skills required for entry-level jobs, increasing numbers of high school graduates and a greater recognition of the value of higher education. The key elements of our strategy are:

  . Focusing on Core Curricula. Our schools offer educational programs principally in four career-related fields of study identified by us as areas with highly interested and motivated students, strong entry-level employment opportunities and ongoing career and salary advancement potential.

  . Adapting and Expanding Educational Programs. Each of our schools strives to meet the changing needs of its students and the employment markets by regularly refining and adapting its existing educational programs, selectively duplicating successful programs offered elsewhere in our school system and introducing entirely new programs of study.

  . Investing for Future Growth. We make substantial investments in our infrastructure to prepare for continued growth. We devote particular attention to attracting and retaining both corporate and campus-level management, and we focus on employee development to facilitate internal promotions. Our investments in facilities and classroom technologies help us attract and retain students and prepare them for the increasing technical demands of the workplace.

  . Emphasizing School Management Autonomy and Accountability. We provide significant operating autonomy and appropriate performance-based incentives to our campus-level managers. We believe these policies create an important sense of personal responsibility for achieving campus performance objectives and provide a significant advantage in recruiting and retaining highly-motivated, entrepreneurial individuals.

  . Direct Response Marketing. We seek to increase school enrollment and profitability through intensive local, regional and national direct response marketing programs specifically crafted for each school to maximize its market penetration. We also use the Internet to attract potential students and believe this medium will be an increasingly important marketing tool.

  . Improving Student Retention. We focus substantial attention on student retention, as modest improvements in student retention can result in meaningful increases in school revenue and profitability. We strive to improve retention by treating students as valued customers.

  . Emphasizing Employment of Graduates. We devote significant resources to graduate placement efforts because we believe that maintaining high employment rates for graduates of our schools enhances the overall reputation of the schools and their ability to attract new students. Approximately 91.8% of our students that graduated during the academic year ended June 30, 1999, obtained employment related to their program of study within six months of graduation.

                              Our Growth Strategy

   We believe we can continue to achieve superior long-term growth in revenue and profitability through:

  . Expanding Existing Operations. We intend to achieve continued growth at our existing campuses by executing our business and operating strategy.

  . Acquiring Additional Schools. We continually evaluate opportunities to acquire schools in the U.S. and Canada that have leading reputations, broad marketability and demonstrated compliance with regulatory requirements and accreditation standards. We may also acquire operations outside North America where we believe significant opportunities exist. We seek to acquire schools which we believe will benefit from the implementation of our business and operating strategy.

  . Establishing New Campuses. We expect to open new campuses, most likely as additional locations of existing institutions, to capitalize on new markets or geographic regions that exhibit strong enrollment potential or the opportunity to establish a successful school operation in one of our core curricula areas.

  . Entering New Service Areas. We plan to develop new services which we believe offer strong long-term growth potential. In 1999, we introduced our first distance learning program, which offers educational products and services through the Internet and other distribution channels. We also plan to expand our contract training operations, which provide customized training on a contract basis for business and government organizations.

  . Recruiting International Students. We recently launched marketing efforts in selected countries to increase international student enrollment at our schools.

                                  Our Address

   We were incorporated in Delaware on January 5, 1994. Our principal executive offices are located at 2895 Greenspoint Parkway, Suite 600, Hoffman Estates, Illinois 60195 and our telephone number is (847) 781-3600. Our web site is located at http://www.careered.com. Web sites for our schools can be accessed through hyperlinks at our web site. Information contained in our web site or in our schools' web sites is not a part of this prospectus.

                                  The Offering

Common stock offered............... 1,500,000 shares by us
                                      650,000 shares by the selling
                                    stockholders

Common stock outstanding after the
 offering.......................... 9,519,581 shares

Use of proceeds.................... We will use the net proceeds to us from the sale of the shares offered by us in this
                                    offering for repayment of debt and general
                                    corporate purposes. We will not receive any
                                    proceeds from the sale of shares by the
                                    selling stockholders.

Nasdaq National Market symbol...... CECO

Common stock outstanding after the offering excludes 1,144,076 shares of common stock issuable upon the exercise of stock options outstanding at March 31, 2000, other than those options being exercised by selling stockholders in connection with the offering, at a weighted average exercise price of $23.98 per share and 503,585 shares reserved for issuance under our stock plans.

                               Recent Development

   On April 3, 2000, we closed the acquisition of the California Culinary Academy, Inc. The Academy offers an Associate of Occupational Studies Degree in Culinary Arts and a Professional Baking and Pastry Program. As of December 31, 1999, the Academy had a student population of approximately 650 at its core campus in San Francisco. The purchase price was approximately $20 million. We have also assumed approximately $3 million of debt of the Academy.

                 Summary Consolidated Financial And Other Data

   You should read the consolidated financial and other operating data below in conjunction with the consolidated financial statements and notes thereto which are incorporated by reference into this prospectus.

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
                                                    (Dollars in thousands,
                                                    except per share data)
Statement of Operations Data:
Revenue:
 Tuition and registration fees, net.............. $ 74,842  $132,926  $199,057
 Other, net......................................    7,756    11,306    17,747
                                                  --------  --------  --------
   Total net revenue.............................   82,598   144,232   216,804
Depreciation and amortization (1)................    8,121    12,163    14,557
Compensation expense related to the initial
 public offering.................................      --      1,961       --
Income from operations...........................    2,315     9,101    20,351
Net income (loss) (2)............................ $   (880) $  4,296  $ 10,943
                                                  ========  ========  ========
Net income (loss) attributable to common
 stockholders (3)................................ $ (9,307) $  1,869  $ 10,943
                                                  ========  ========  ========
Net income (loss) per diluted share attributable
 to common stockholders (3)...................... $ (12.12) $   0.27  $   1.38
                                                  ========  ========  ========
Other Data:
EBITDA (4)....................................... $ 10,436  $ 21,264  $ 34,908
EBITDA margin (4)................................     12.6%     14.7%     16.1%
Cash flow provided by (used in):
 Operating activities............................ $   (194) $ 22,227  $ 34,191
 Investing activities............................  (45,214)  (12,356)  (55,859)
 Financing activities............................   56,659    (4,897)   42,711
Capital expenditures, net........................    3,822     6,383    12,169
Student population (5)...........................   13,000    15,900    22,500
Number of campuses (6)...........................       18        20        26

                                                            December 31, 1999
                                                         -----------------------
                                                                    Pro Forma
                                                          Actual  As Adjusted(7)
                                                         -------- --------------
                                                         (Dollars in thousands)
Balance Sheet Data:
Cash.................................................... $ 44,745    $ 44,745
Working capital.........................................   25,787      25,787
Total assets............................................  210,524     239,024
Total debt..............................................   49,939      27,655
Total stockholders' investment..........................  113,681     164,465

--------
(1) Includes depreciation of property and equipment, amortization of goodwill and covenants not-to-compete and excludes the amortization of debt discount and deferred financing costs.
(2) For the year ended December 31, 1997, net loss includes an extraordinary loss of $418, which is net of a $233 tax benefit, resulting from the early extinguishment of debt. For the year ended December 31, 1998, net income includes a charge of $205, net of taxes of $149, related to the cumulative effect of a change in accounting principle, in connection with the adoption of Statement of Position 98-5 "Reporting on the Costs of Start-up Activities."
(3) Includes reductions to net income (loss) for dividends paid or added to the redemption value of preferred stock and the accretion to redemption value of preferred stock and warrants during 1997 and 1998.
(4) EBITDA equals earnings before interest expense, taxes, depreciation and amortization, including amortization of debt discount and deferred financing costs. EBITDA margin equals EBITDA as a percentage of net revenue. We have included information concerning EBITDA and EBITDA margin because we believe they allow for a more complete analysis of our results of operations. EBITDA and EBITDA margin should not be considered as alternatives to, nor is there any implication that they are more meaningful than, any measure of performance or liquidity as promulgated under generally accepted accounting principles.
(5) Represents the approximate total number of students attending our schools as of October 31.
(6) Represents the total number of campuses operated by us as of the end of the period.

(7) Gives effect to our acquisitions of The Cooking and Hospitality Institute of Chicago and the California Culinary Academy, and as adjusted for our sale of 1,500,000 shares of common stock in this offering and the application of the estimated net proceeds therefrom as described in "Use of Proceeds," as if such events occurred on December 31, 1999.

                                  RISK FACTORS

   Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, and all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock. Any of the following risks could materially adversely affect our business, results of operations or financial condition and could result in a complete loss of your investment.

Failure to Comply with Extensive Regulations Could Have a Material Adverse Effect on our Business

 Failure of our U.S. schools to comply with extensive regulations could result in financial penalties.

   We derive a majority of our revenue from U.S. federal student financial aid programs. To participate in such programs, a U.S. institution must obtain and maintain authorization by the appropriate state agencies, accreditation by an accrediting agency recognized by the Department of Education, and certification by the Department of Education. As a result, our U.S. schools are subject to extensive regulation by these agencies. These regulations cover virtually all phases of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, financial operations and financial strength. They also affect our ability to acquire or open additional schools or change our corporate structure. These regulatory agencies periodically revise their requirements and modify their interpretations of existing requirements.

   If one of our schools were to violate any of these regulatory requirements, we could suffer a financial penalty. The regulatory agencies could also place limitations on or terminate our schools' operations, including our receipt of federal student financial aid funds, which could have a material adverse effect on our business, results of operations or financial condition. We believe that we substantially comply with the requirements of these regulatory agencies, but we cannot predict with certainty how all of these requirements will be applied, or whether we will be able to comply with all of the requirements in the future. Some of the most significant regulatory requirements and risks that apply to our U.S. schools are described in the following paragraphs. Please see
Item 1 "Business--Financial Aid and Regulation" incorporated by reference herein from our Annual Report on Form 10-K for more detailed information on the regulations and other requirements that apply to us.

 The U.S. Congress may change the law or reduce funding for federal student financial aid programs, which could harm our business.

   The U.S. Congress regularly reviews and revises the laws governing the federal student financial aid programs and annually determines the funding level for each of these programs. Any action by Congress that significantly reduces funding for the federal student financial aid programs or the ability of our schools or students to participate in these programs could have a material adverse effect on our business, results of operations or financial condition. Legislative action may also increase our administrative costs and burden and require us to modify our practices in order for our schools to comply fully with applicable requirements, which could have a material adverse effect on our business, results of operations or financial condition.

 If we do not meet financial responsibility standards, our schools may lose eligibility to participate in federal student financial aid programs.

   To participate in the federal student financial aid programs, an institution must either satisfy numeric standards of financial responsibility, or post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in the federal student financial aid programs. Currently, none of our schools is required to post a letter of credit in favor of the Department of Education or accept other conditions on its participation in the federal student financial aid programs due to failure to satisfy the numeric standards of financial responsibility. However, four of our institutions have outstanding letters of credit in favor of the Department of Education due to late student refunds. We cannot assure you that we or our institutions will satisfy the numeric standards in the future.

 Our schools may lose eligibility to participate in federal student financial aid programs if their student loan default rates are too high.

   An institution may lose its eligibility to participate in some or all of the federal student financial aid programs, if defaults by its students on their federal student loans exceed specified rates. If any of our institutions, depending on its size, loses eligibility to participate in federal student financial aid programs because of high student loan default rates, it could have a material adverse effect on our business, results of operations or financial condition.

 Our schools may lose eligibility to participate in federal student financial aid programs if the percentage of their revenue derived from those programs is too high.

   A proprietary institution loses its eligibility to participate in the federal student financial aid programs if it derives more than 90% of its revenue from these programs in any fiscal year. If any of our institutions, depending on its size, loses eligibility to participate in federal student financial aid programs, it could have a material adverse effect on our business, results of operations or financial condition.

 If regulators do not approve our acquisitions, our ability to participate in federal student financial aid programs would be limited.

   When we acquire an institution, the Department of Education and most applicable state agencies and accrediting agencies consider that a change of ownership or control of the institution has occurred. A change of ownership or control of an institution under the standards of the Department of Education may result in the temporary suspension of the institution's participation in the federal student financial aid programs until the Department of Education issues a temporary certification document. If we were unable to reestablish the state authorization, accreditation or Department of Education certification of an institution we acquired, depending on the size of that acquisition, that failure could have a material adverse effect on our business, results of operations or financial condition.

 If regulators do not approve transactions involving a change of control of us or our schools, we may lose our ability to participate in federal student financial aid programs.

   If we or any of our institutions experience a change of control under the standards of applicable state agencies or accrediting agencies or the Department of Education, we or the affected institutions must seek the approval of the relevant agencies. The failure of any of our institutions to reestablish its state authorization, accreditation or Department of Education certification would result in a suspension or loss of federal student financial aid funding, which could have a material adverse effect on our business, results of operations or financial condition.

   We have been advised by the Department of Education that this offering will not be a change of control under its standards. We believe that this offering will not be considered a change of control by any state agency or applicable accrediting agency, based on our review of their standards and our familiarity with their procedures.

   The Department of Education, applicable state education agencies or applicable accrediting agencies may consider other transactions or events to constitute a change of control. Some of these transactions or events, such as a significant acquisition or disposition of our common stock, may be beyond our control.

 If our schools do not maintain their state authorizations and accreditations, they may not operate or participate in federal student financial aid programs.

   An institution that grants degrees, diplomas or certificates must be authorized by the relevant agencies of the state in which it is located and, in some cases, other states. Requirements for authorization vary substantially among the states. State authorization and accreditation by an accrediting agency recognized by the Department of Education are also required for an institution to participate in the federal student financial aid programs. Loss of state authorization or accreditation by any of our campuses, depending on the size of the campus, could have a material adverse effect on our business, results of operations or financial condition.

 Failure to comply with extensive Canadian regulations could affect the ability of our Canadian schools to participate in Canadian financial aid programs.

   Approximately 67% of students enrolled at our Canadian schools receive assistance from Canadian governmental financial aid programs. Depending on their province of residence, Canadian students may receive loans under the Canada Student Loan Program, the Ontario Student Loans Plan and the Quebec Loans and Bursaries Program.

   Our Canadian schools must meet the eligibility standards to administer these programs and must comply with extensive statutes, regulations and other requirements. Our International Academy of Design school in Toronto will be required to share the cost of student loan defaults if defaults by its students on their Ontario Student Assistance Plan loans exceed specified rates. Our Toronto school currently does not have a default rate that exceeds the applicable threshold. If our Canadian schools cannot meet these and other eligibility standards or fail to comply with applicable requirements, it could have a material adverse effect on our business, results of operations or financial condition.

   The Canadian, Ontario and Quebec governments continuously review the legislative, regulatory and other requirements relating to student financial assistance programs due to political and budgetary pressures. Although we do not anticipate a significant reduction in the funding for these programs, any change that significantly reduces funding or the ability of our schools to participate in these programs could have a material adverse effect on our business, results of operations or financial condition.

Risks Specific to our Business Could Have a Material Adverse Effect on Us

 Failure to effectively manage our growth could harm our business.

   We have grown rapidly since our incorporation in January 1994. Our rapid growth could place a strain on our management, operations, employees or resources. We cannot assure you that we will be able to maintain or accelerate our current growth rate, effectively manage our expanding operations or achieve planned growth on a timely or profitable basis. If we are unable to manage our growth effectively, our business, results of operations or financial condition could be materially adversely affected.

 If we cannot effectively pursue and integrate acquired schools, it could harm our business.

   We expect to continue to rely on acquisitions as a key component of our growth. From time to time, we engage in, and we are currently engaged in, evaluations of, and discussions with, possible acquisition candidates. We cannot assure you that we will continue to be able to identify suitable acquisition opportunities or to acquire any such schools on favorable terms. Furthermore, we cannot assure you that any acquired schools can be successfully integrated into our operations or be operated profitably. Acquisitions involve a number of special risks and challenges, including the diversion of management's attention, assimilation of the operations and personnel of acquired schools, adverse short-term effects on reported operating results, possible loss of key employees and difficulty of presenting a unified corporate image. Continued growth through acquisition may also subject us to unanticipated business or regulatory uncertainties or liabilities. We cannot assure you that any potential acquisition will enhance our business and will not ultimately have a material adverse effect on us.

   When we acquire an existing school, we typically allocate a significant portion of the purchase price to fixed assets, curriculum, goodwill and intangibles, such as covenants not-to-compete. For our acquisitions to date, we have amortized goodwill over a period of 40 years and intangible assets over periods of three to five years. In addition, our acquisition of a school in the U.S. would be a change of ownership of that school, which may result in the temporary suspension of that school's participation in the federal student financial aid programs until it obtains the Department of Education's approval. If we fail to manage our acquisition program effectively, it could have a material adverse effect on our business, results of operations or financial condition.

 Opening new schools and adding new services could be difficult for us.

   To date, we have added new schools only through acquisitions. However, in the future we expect to open and operate new schools, most likely as additional locations of existing schools, but possibly also as separate, freestanding institutions. Establishing new schools poses unique challenges and would require us to make investments in management, capital expenditures, marketing expenses and other resources different, and in some cases greater, than those required with respect to the operation of acquired schools. To open a new school, we would be required to obtain appropriate state or provincial and accrediting agency approvals. In addition, to be eligible for federal student financial aid programs, such a school would have to be certified by the Department of Education. We have never established a new school, and we cannot assure you that we will be able to do so successfully or profitably.

   While we expect that our career-oriented school business will continue to provide the substantial majority of our revenue in the near term, we plan to expand our contract training business, currently offered to a limited extent by a few of our schools, and may also decide to provide other education-related services. We cannot be certain which, if any, new service areas we will decide to enter or whether we will succeed in markets beyond our current career-oriented school business.

   Our failure to effectively manage the operations of newly established schools or service areas, or any diversion of management's attention from our core career-oriented school operating activities, could have a material adverse effect on our business, results of operations or financial condition.

 Failure to keep pace with changing market needs and technology could harm our business.

   Prospective employers of our graduates increasingly demand that their entry-level employees possess appropriate technological skills. Educational programs at our schools, particularly programs in visual communications and information technology, must keep pace with these evolving requirements. If we cannot respond to changes in industry requirements, it could have a material adverse effect on our business, results of operations or financial condition.

 Competitors with greater resources could harm our business.

   The postsecondary education market is highly competitive. Our schools compete with traditional public and private two-year and four-year colleges and universities and other proprietary schools, including those that offer distance learning programs. Some public and private colleges and universities, as well as other private career-oriented schools, may offer programs similar to those of our schools. Although tuition at private nonprofit institutions is, on average, higher than tuition at our schools, some public institutions are able to charge lower tuition than our schools, due in part to government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary schools. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than us.

 Expansion outside of the U.S. and Canada could adversely affect our business.

   Although we currently operate only in the U.S. and Canada, we intend to explore opportunities outside those markets. There may be difficulties and complexities associated with our expansion into international markets, and we cannot assure you that our strategies will succeed beyond the U.S. and Canada. International operations present inherent risks, including currency fluctuations, varying political and economic conditions, unanticipated changes in regulation, trade barriers, staffing and management problems and adverse tax consequences. Also, in expanding internationally, we would be required to comply with different, and potentially more onerous, regulatory requirements. We cannot assure you that such factors will not have a material adverse effect on our business, results of operations or financial condition in the future.

 Failure to obtain additional capital in the future could reduce our ability to grow.

   We believe that funds from operations, cash, investments and borrowings under our $90 million credit facility pursuant to our credit agreement will be adequate to fund our current operating plans for the foreseeable future. However, we may need additional debt or equity financing in order to carry out our strategy of growth through acquisitions. We may also need additional debt or equity financing in the future to carry out our growth strategy. The amount and timing of such additional financing will vary principally depending on the timing and size of acquisitions and the sellers' willingness to provide financing themselves. To the extent that we require additional financing in the future and are unable to obtain such additional financing, we may not be able to fully implement our growth strategy.

 Our credit agreement limits our ability to take various actions.

   Our credit agreement limits our ability to take various actions, including paying dividends, disposing of assets and incurring additional indebtedness. Accordingly, we may be restricted from taking actions which management believes would be desirable and in the best interests of us and our stockholders. The credit agreement also requires us to maintain specified financial ratios and satisfy specified financial tests. We were in compliance with all ratios and financial tests as of December 31, 1999, and believe that we remain in compliance. However, a breach of any covenants contained in the credit agreement could result in an event of default under that agreement and allow the lenders to accelerate the indebtedness, which could have a material adverse effect on our business, results of operations or financial condition.

 The loss of our key personnel, including John M. Larson and Patrick K. Pesch, could harm our business.

   Our success to date has depended, and will continue to depend, largely on the skills and efforts of John M. Larson, our Chairman of the Board, President and Chief Executive Officer, Patrick K. Pesch, our Senior Vice President and Chief Financial Officer, and our other key personnel. Our success also depends, in large part, upon our ability to attract and retain highly qualified faculty, school presidents and administrators and corporate management. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel, and retaining such personnel once hired. None of our employees is subject to an employment or noncompetition agreement other than Mr. Larson. We do not maintain life insurance on any of our employees. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could have a material adverse effect on our business, results of operations or financial condition.

 Failure to be Year 2000 compliant could harm our business.

   Most companies face potentially serious problems because many information technology hardware and software systems and non-IT systems containing embedded technology may not properly recognize calendar dates beginning in the Year 2000. Although January 1, 2000 has occurred and we did not experience any disruptions in our business, our IT systems could be impaired or cease to operate due to the Year 2000 problem. Additionally, we rely on services provided by third parties, including the Department of Education, state education agencies, accrediting agencies, guaranty agencies and student loan lenders. Any Year 2000 problems experienced by us or any of these third parties could harm our business. We do not believe that the cost to remedy any future Year 2000 problems will have a material adverse effect on our business, results of operations or financial condition. We cannot assure you, however, that our systems or those of third parties with whom we interact will be free of Year 2000 problems.

 Anti-takeover provisions in our charter documents and Delaware law could make an acquisition of us difficult.

   Our Certificate of Incorporation, our by-laws and Delaware law contain provisions that may delay, defer or inhibit a future acquisition of us not approved by our board of directors. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with the transaction. Our Certificate of Incorporation also permits our board of directors to issue shares of preferred stock with such voting, conversion and other rights as it determines, without any further vote or action by our stockholders. By using preferred stock, we could (1) discourage a proxy contest, (2) make the acquisition of a substantial block of our common stock more difficult or (3) limit the price investors may be willing to pay in the future for shares of our common stock. In addition, our by-laws provide that (1) special meetings of our stockholders may be called only by our board of directors and (2) only two of our six Directors may be elected at such special meetings. These provisions also could discourage bids for your shares of common stock at a premium and could have a material adverse effect on the market price of your shares. Please see "Description of Capital Stock" for more detailed information on these provisions.

Risks Specific to this Offering Could Have a Material Adverse Effect on Us

 The number of shares eligible for public sale after this offering could cause our stock price to decline.

   The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. As of March 31, 2000, we had approximately 7,951,182 shares of common stock outstanding. Substantially all of these shares are eligible for immediate sale in the public market without restriction unless such shares are held by persons who are deemed to be our "affiliates" because they, directly or indirectly through one or more intermediaries, control, or are controlled by, or are under common control, with us. Based on shares outstanding as of March 31, 2000, upon completion of the offering, 1,165,940 shares will be held by our affiliates, which shares of common stock are subject to lock-up agreements between the holders of our shares and the representatives of the underwriters, pursuant to which the holders have agreed that they will not, directly or indirectly, sell or otherwise dispose of any shares of common stock, or securities or other rights convertible into or exchangeable or exercisable for any shares of common stock, for 90 days after the date of the offering without the prior written consent of Credit Suisse First Boston Corporation. Upon expiration of this period, the shares subject to the lock-up agreements will be eligible for sale under Rule 144, subject to volume and other limitations, other than the holding period requirement, of such rule. An additional 1,144,076 shares of common stock are issuable at various dates upon exercise of options granted to certain of our employees, officers, directors and consultants pursuant to stock option agreements. After the offering, our affiliates holding 1,060,507 shares of our common stock have registration rights. We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the common stock prevailing from time to time or on our ability to raise capital through an offering of our equity securities.

                                USE OF PROCEEDS

   We expect to receive approximately $50.8 million of net proceeds from the sale of the 1,500,000 shares of common stock we are offering based on the estimated price to the public of $36.25 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full the over-allotment option granted to them by us, our net proceeds from the sale of the shares of common stock offered by us in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, are estimated to be approximately $61.8 million.

   We intend to use approximately $28.5 million of the net proceeds to repay outstanding revolving credit borrowings under our credit agreement incurred in connection with our acquisitions of The Cooking and Hospitality Institute of Chicago and the California Culinary Academy and the remaining $22.3 million for general corporate purposes. Interest on our credit borrowings is payable quarterly and is determined by a formula based on LIBOR plus a specified number of basis points which is determined based on our leverage ratio. Our current interest rate is 7 3/4% per annum. Our credit agreement matures on October 26, 2003. We also may use a portion of the net proceeds for the acquisition of businesses complementary to ours.

   We will not receive any proceeds from the sale of shares by the selling stockholders.

                                DIVIDEND POLICY

   We have never paid a cash dividend on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future and we plan to retain our earnings to finance future growth. The declaration and payment of dividends on our common stock are subject to the discretion of our board of directors. Our board's decision to pay future dividends will depend on general business conditions, the effect on our financial condition and other factors our board may consider to be relevant. Our ability to pay dividends on our common stock is limited if we are not in compliance with the terms of our credit agreement or we fail to meet a specified leverage ratio.

                          PRICE RANGE OF COMMON STOCK

   The following table sets forth the range of high and low sales prices per share for our common stock as reported on The Nasdaq National Market, where the stock trades under the symbol "CECO," for the periods indicated. The initial public offering price of our common stock on January 28, 1998 was $16.00 per share.

                                                                   Price Range
                                                                       of
                                                                  Common Stock
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
1998:
  First Quarter (from January 29, 1998).......................... $22.13 $17.63
  Second Quarter.................................................  27.50  21.50
  Third Quarter..................................................  26.75  17.38
  Fourth Quarter.................................................  30.00  14.13
1999:
  First Quarter.................................................. $37.00 $27.50
  Second Quarter.................................................  39.00  29.88
  Third Quarter..................................................  34.00  23.00
  Fourth Quarter.................................................  38.50  21.94
2000:
  First Quarter.................................................. $39.75 $31.13
  Second Quarter (through April 10, 2000)........................  36.94  34.50

   On April 10, 2000, the last sale price of the common stock as reported on The Nasdaq National Market was $36.25 per share. As of April 10, 2000, there were 23 holders of record of our common stock.

                                 CAPITALIZATION

   The following table sets forth (1) our actual capitalization as of December 31, 1999 and (2) our pro forma capitalization as of December 31, 1999 giving effect to our April 2000 acquisition of the California Culinary Academy and our February 2000 acquisition of The Cooking and Hospitality Institute of Chicago, and as adjusted to reflect the application of the proceeds from our sale of 1,500,000 shares of common stock in this offering, net of estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds of the sale of common stock by the selling stockholders. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto which are incorporated by reference into this prospectus.

                                                           December 31, 1999
                                                          ---------------------
                                                                     Pro Forma
                                                           Actual   As Adjusted
                                                          --------  -----------
Cash..................................................... $ 44,745   $ 44,745
                                                          ========   ========
Total debt............................................... $ 49,939   $ 27,655
Stockholders' investment:
  Common stock, $.01 par value, 50,000,000 shares
   authorized; 7,876,767 actual shares issued and
   outstanding; 9,376,767 shares issued and outstanding
   as adjusted (1).......................................       79         94
  Preferred stock, $.01 par value, 1,000,000 shares
   authorized; no shares issued and outstanding..........      --         --
  Additional paid-in capital.............................  113,125    163,894
  Accumulated other comprehensive income.................     (372)      (372)
  Retained earnings......................................      849        849
                                                          --------   --------
    Total stockholders' investment.......................  113,681    164,465
                                                          --------   --------
    Total capitalization................................. $163,620   $192,120
                                                          ========   ========

This table does not include (1) 1,231,297 shares of common stock issuable upon the exercise of options outstanding at December 31, 1999 at a weighted average exercise price of $22.73 per share and (2) 498,905 shares of common stock then reserved for issuance under our stock plans.

                                    BUSINESS

   The discussion below contains certain forward-looking statements, as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual growth, results, performance and business prospects and opportunities in 2000 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. See "Risk Factors."

Overview

   We are a provider of private, for-profit postsecondary education in North America, with approximately 23,400 students enrolled as of February 1, 2000. We operate 28 campuses located in 15 states and two Canadian provinces. Our schools enjoy long operating histories and offer a variety of bachelor's degree, associate's degree and non-degree programs in career-oriented disciplines. We have experienced significant growth both internally and through acquisitions with our net revenue increasing from $19.4 million in 1995 to $216.8 million in 1999. In addition, our net income increased from $0.1 million in 1995 to $10.9 million in 1999.

   We were founded in January 1994 by John M. Larson, our Chairman, President and Chief Executive Officer, who has over 25 years of experience in the career-oriented education industry. We were formed to capitalize on opportunities in the large and highly fragmented postsecondary school industry. Since our inception, we have completed 18 acquisitions. We have acquired schools that we believe possess strong curricula, leading reputations and broad marketability but that have been undermanaged from a marketing and financial standpoint. We seek to apply our expertise in operations, marketing and curricula development, as well as our financial strength, to improve the performance of these schools.

   Our schools offer educational programs principally in the following four career-related fields of study, identified by us as areas with highly interested and motivated students, strong entry-level employment opportunities and ongoing career and salary advancement potential:

  . Visual Communication and Design Technologies: These programs include desktop publishing, graphic design, fashion design, interior design, graphic imaging, webpage design and animation.

  . Information Technology: These programs include PC/LAN, PC/Net, computer technical support, computer network operation, computer information management and computer programming.

  . Business Studies: These programs include business administration and business operations.

  . Culinary Arts: These programs include culinary arts, restaurant management and pastry arts.

   The schools we have acquired are summarized in the following table:

                                        Year     Date    Principal    Degree
                 School                Founded Acquired Curricula(1) Granting
                 ------                ------- -------- ------------ --------
   Al Collins Graphic Design School     1978     1/94      IT, VC      Yes
     Tempe, AZ
   Brooks College                       1970     6/94        VC        Yes
     Long Beach, CA
   Allentown Business School            1869     7/95    B, IT, VC     Yes
     Allentown, PA
   Brown Institute                      1946     7/95    CA, IT, VC    Yes
     Mendota Heights, MN
   Western Culinary Institute           1983    10/96        CA         No
     Portland, OR
   School of Computer Technology        1967     2/97      CA, IT      Yes
     Fairmont, WV
     Pittsburgh, PA
   The Katharine Gibbs Schools          1911     5/97    B, IT, VC     Yes
     Boston, MA
     Melville, NY
     Montclair, NJ(2)
     New York, NY
     Norwalk, CT(2)
     Piscataway, NJ(3)
     Providence, RI(3)
   International Academy of
    Merchandising & Design              1977     6/97        VC        Yes
     Chicago, IL
     Tampa, FL(4)
   International Academy of Design      1983     6/97        VC         No
     Montreal, PQ
     Toronto, ON
   California School of Culinary Arts   1994     3/98        CA         No
     South Pasadena, CA
   Scottsdale Culinary Institute        1986     7/98        CA        Yes
     Scottsdale, AZ
   Harrington Institute of Interior
    Design                              1931     1/99        VC        Yes
     Chicago, IL
   McIntosh College                     1896     3/99    B, CA, IT     Yes
     Dover, NH
   Briarcliffe College                  1966     4/99    B, IT, VC     Yes
     Bethpage, NY
     Patchogue, NY
   Brooks Institute of Photography      1945     6/99        VC        Yes
     Santa Barbara, CA
   Washington Business School           1950    12/99        B          No
     Vienna, VA
   The Cooking and Hospitality
    Institute of Chicago                1983     2/00        CA        Yes
     Chicago, IL
   California Culinary Academy          1977     4/00        CA        Yes
     San Francisco, CA

--------
(1) The programs offered by our schools include business studies (B), culinary arts (CA), information technology (IT), and visual communication and design technologies (VC).
(2) The Gibbs campuses in Norwalk, Connecticut and Montclair, New Jersey are now using the name Gibbs College.
(3) Does not offer degree programs.
(4) This campus is now using the name International Academy of Design.

Industry Background

   Based on estimates for 1996 by the Department of Education's National Center for Education Statistics, postsecondary education is a $225 billion industry, with over 14 million students obtaining some form of postsecondary education. Of this total, approximately 3.2 million students are enrolled in approximately 4,600 private, degree-granting schools. Federal funds available to support postsecondary education exceed $40 billion each year and have grown steadily over the last two decades. Additionally, the federal government guaranteed over $32 billion in student loans in 1997 and is expected to guarantee loans at comparable levels in the future. State, local and private funds for career-oriented training are also available.

   Several national economic, demographic and social trends are converging to contribute to the growing demand for career-oriented education:

   Changes in Workplace Demands. The workplace is becoming increasingly knowledge-intensive. Rapid advances in technology have increased demands on employers and their employees, requiring many new workers to have some form of training or education beyond the high school level. The increasing technological skills required for entry level jobs are spurring demand for specialized training which, in many cases, is not provided by traditional two and four year colleges. The U.S. Department of Labor projects that between 1996 and 2006 jobs requiring (1) a bachelor's degree are expected to increase approximately 24%, (2) an associate's degree are expected to increase approximately 31% and (3) postsecondary vocational training are expected to increase approximately 14%. As of December 31, 1999, approximately 65% of our U.S. students were enrolled in bachelor's or associate's degree programs and the remaining 35% of our U.S. students were enrolled in vocational diploma/certificate programs. As of December 31, 1999, approximately 9% of our students were enrolled in our Canadian schools. Furthermore, career-oriented schools generally have the ability to react quickly to the changing needs of the nation's business and industrial communities. Additionally, to meet the new workplace demands, many major companies are now using career-oriented institutions to provide customized training for their employees on a contractual basis. Small to medium-sized companies are also using proprietary career-oriented schools to fill their needs for training to maintain or increase the skill levels of their employees.

   Increasing Numbers of High School Graduates. Currently, U.S. high school graduates represent over 2.6 million new prospective postsecondary students each year, the largest pool of potential enrollees. Over the 18 years prior to 1993, the number of high school graduates had been declining. However, this trend has changed favorably as children of the "baby boom" generation are entering their high school years. These members of the "echo boom," as it is commonly known, are expected to boost enrollment in postsecondary educational programs to as high as 15.8 million students by 2006, an increase of over 10% from approximately 14.3 million in the fall of 1996.

   Growing Demand for Postsecondary Education. High school graduates and adults are seeking postsecondary education in increasing numbers. According to the U.S. Department of Commerce, approximately 65% of all 1996 high school graduates continued their education that same year, compared with 53% a decade earlier. In addition, enrollment in postsecondary programs is expected to increase substantially as individuals seek to enhance their skills or re-train for new job requirements. In part because of the recent trend toward corporate downsizing, the National Center for Education Statistics estimates that over the next several years initial enrollments in postsecondary education institutions by working adults will increase more rapidly than initial enrollments by recent high school graduates. The number of adults enrolled in postsecondary education programs in the U.S. is estimated by the National Center for Education Statistics to reach 6.2 million in 2000, or 41% of the total number of people enrolled.

   Recognition of the Value of Postsecondary Education. We believe that prospective students are increasingly recognizing the income premium and other improvements in career prospects associated with a postsecondary education. On average, (1) a female with an associate's degree earns 33% more than a female high school graduate, and a male with an associate's degree earns 19% more than a male high school graduate, while (2) a female with a bachelor's degree earns 57% more than a female high school graduate, and a male with a bachelor's degree earns 53% more than a male high school graduate. Independent research studies have demonstrated that prospective students consider these benefits in making their education decisions.

   Reduction in Public Education Funding. The reduction of federal, state or provincial and local funding of public educational institutions in recent years has forced educational institutions to cut back spending on general operations. As a result, some schools have become underfunded and overcrowded. This trend may provide an opportunity for proprietary institutions to serve, at more competitive prices, the postsecondary education needs of individuals who would have otherwise attended public schools.

   Decreasing Size of Military Forces. Due to defense budget cuts and the corresponding reduction in the U.S. armed forces, the U.S. military, a traditional provider of technical and career-oriented training, is able to provide fewer educational opportunities. According to the U.S. Department of Defense, the aggregate number of military personnel has declined by 36% since 1987, with the aggregate number of individuals on active duty in the military services declining from 2.2 million in 1987 to 1.4 million in 1998. This has left an educational void to be filled by other sources, including proprietary career-oriented schools.

   We believe that private, for-profit, career-oriented schools are uniquely positioned to take advantage of these national trends. We also believe that similar factors are creating a favorable climate for career-oriented postsecondary education in Canada and other international markets.

Business and Operating Strategy

   Our business and operating strategy has enabled us to achieve significant improvements in the performance of our schools. We believe this strategy will enable us to continue to capitalize on the favorable economic, demographic and social trends which are driving demand for career-oriented education, thereby strengthening our position as a premier, professionally managed system of career-oriented postsecondary educational institutions. The key elements of our business and operating strategy are as follows:

   Focusing on Core Curricula. Our schools offer educational programs principally in four career-related fields of study:

  . visual communication and design technologies, offered at 18 campuses

  . information technology, including Internet and intranet technology, offered at 15 campuses

  . business studies, offered at 12 campuses

  . culinary arts, offered at eight campuses

   We perceive a growing demand by employers for individuals possessing skills in these particular fields. We also believe there are many entry-level positions and ongoing career and salary advancement potential for individuals who have received advanced training in these areas. We recognize that these employment opportunities have attracted highly interested and motivated students. These students include both recent high school graduates and adults seeking formal training in these fields as well as degrees, diplomas and certificates evidencing their knowledge and skills. Our experience and expertise in these attractive areas of study enable us to differentiate ourselves from many of our competitors and to effectively tailor our acquisition and marketing plans.

   Adapting and Expanding Educational Programs. We strive to meet the changing needs of our students and the employment market. We continually refine and adapt our courses to ensure that both students and employers are satisfied with the quality and breadth of our educational programs. Through various means, including student and employer surveys and curriculum advisory boards comprised of business and community members, our schools regularly evaluate their program offerings and consider revisions to existing classes and programs, as well as the introduction of new courses and programs of study within our core curricula. We selectively duplicate programs that have been successful elsewhere in our school system. In 1999, we successfully duplicated nine programs and plan to continue this curricula migration in the future. For example, we introduced visual communication programs at three of our Gibbs schools and at the School of Computer Technology in Pittsburgh. Brown Institute became the first U.S. campus to offer the Le Cordon Bleu culinary program. Al Collins Graphic Design School started a new program in both traditional and computer animation. The International Academy of Design in Toronto launched a program in digital television production.

   Investing for Future Growth. We make substantial investments in our people, facilities, management information systems and classroom technologies to prepare for continued growth. We devote particular attention to attracting and retaining both corporate and school-level management, and focus on employee development in order to facilitate internal promotions. We make substantial investments in facilities and classroom technologies to attract, retain and prepare students for the increasing technical demands of the workplace. Additionally, we have made significant investments in our management information systems to standardize applications and processes across our schools in order to maintain effective and expedient communication between our schools and corporate management, as well as to ensure the smooth integration of newly acquired schools.

   Emphasizing School Management Autonomy and Accountability. We provide significant autonomy and appropriate performance-based incentives to our campus-level managers, which we believe offers important benefits for the organization. We believe these policies foster an important sense of personal responsibility for achieving campus performance objectives. We also believe our willingness to grant local autonomy provides us and our schools with a significant advantage in recruiting and retaining highly-motivated individuals with an entrepreneurial spirit. Management of each of our campuses is principally directed by a campus president and local managers, who are accountable for the campus' operations and profitability. Corporate strategy, finance and accounting consolidation functions are, however, centralized at our executive offices in Hoffman Estates, Illinois. When we acquire a new school, we evaluate the capabilities of existing campus management personnel, and typically retain a significant portion, which contributes to our ability to rapidly integrate acquired schools into our system. We also determine the acquired school's needs for additional or stronger managers in key areas and, where necessary, take appropriate action by hiring new managers or assigning experienced staff to the school's campuses.

   Direct Response Marketing. We seek to increase school enrollment and profitability through intensive local, regional and national direct response marketing programs designed to maximize each school's market penetration. We also use the Internet to attract potential students and believe that this medium will be an increasingly important marketing tool. Because many of our schools have been significantly under-marketed prior to their acquisition, we believe that major benefits can result from carefully crafted, targeted marketing programs that leverage schools' curriculum strength and brand name recognition. After every school acquisition, we design a marketing program tailored to the particular school to highlight its strengths and to improve student lead generation and student enrollment rates. Our management uses a diversified media, direct response approach, including direct mail, Internet-based advertising, infomercials, other television-based advertising, newspaper advertising and other print media, to attract potential students. We place particular emphasis on high school recruitment because it produces a steady supply of new students.

   Improving Student Retention. We emphasize the retention of students, from initial enrollment to completion of their courses of study because, as at other postsecondary educational institutions, a substantial portion of our students never finish their educational programs for personal, financial or academic reasons.

Substantial increases in revenue and profitability can be achieved through modest improvements in student retention rates. Our costs to keep current students in school are much less than the expense of the marketing efforts associated with attracting new students; therefore, student retention efforts, if successful, are extremely beneficial to operating results. We strive to improve retention by treating students as valued customers. We consider student retention the responsibility of the entire staff of each school, from admissions to faculty and administration to career counseling services, and provide resources and support for the retention efforts developed by our local school administrators. School personnel typically employ an approach based upon establishing personal relationships with students; for example, students may receive a telephone call from a school counselor or faculty member if they miss classes. In addition, our corporate staff regularly tracks retention rates at each school and provides feedback and support to the efforts of local school administrators. As of December 31, 1999, our retention rate was approximately 77%. This rate was determined in accordance with the standards of the Accrediting Council for Independent Colleges and Schools, which determines retention rates by dividing the total number of student dropouts by the sum of
(1) beginning student population, (2) new starts and (3) student re-enters.

   Emphasizing Employment of Graduates. We believe that the high rates of employment for graduates of our schools enhance the overall reputation of the schools as well as their ability to attract new students. High placement rates also lead to low student loan default rates, which are necessary to allow our schools to continue to participate in the federal student financial aid programs. We consider student placement to be a high priority and allocate a significant amount of time and resources to placement services. Due at least in part to this emphasis, 91.8% of our students that graduated during the academic year ended June 30, 1999 who were available for employment found employment relating to their fields of study within six months of graduation. We are committed to maintaining or improving these graduate employment rates and newly acquired schools will be expected to meet similar graduate employment success standards.

Growth Strategy

   We believe we can achieve superior long-term growth in revenue and profitability by continuing to expand existing operations and acquire additional schools in attractive markets. We believe we can achieve additional growth in the future by establishing new campuses and also by entering new service areas and recruiting internationally.

   Expanding Existing Operations. We believe that our existing 28 campuses can achieve significant internal growth in enrollment, revenue and profitability. We are executing our business and operating strategy, including all of the elements described above, to accomplish this growth. We believe that expansion of operations at our existing schools, along with acquisitions of new schools, will be the primary generators of our growth in the near term.

   Acquiring Additional Schools. To date, we have grown by acquiring new schools in the U.S. and Canada and then applying our expertise in marketing and school management to increase enrollment, revenue and profitability at those schools. We expect that this process will continue to be one of the most important elements of our growth strategy. We may also acquire operations outside North America where we believe significant opportunities exist. We have an active acquisition program and from time to time engage in, and are currently engaged in, evaluations of, and discussions with, possible acquisition candidates, including evaluations and discussions relating to acquisitions that may be material in size or scope.

   We make selective acquisitions of for-profit, career-oriented schools which have capable faculty and operations staff, as well as quality educational programs, which stand to benefit from our educational focus, marketing and operating strengths. We target schools which we believe have the potential to generate superior financial performance. Generally, such schools demonstrate the following characteristics:

  . ""Schools of Choice"--Possessing leading reputations in career-oriented disciplines within local, regional and national markets

  . Success--Demonstrating the ability to attract, retain and place students, while meeting applicable federal and state regulatory criteria and accreditation standards

  . Marketable Curricula--Offering programs that provide students with relevant training and the skills necessary to obtain attractive jobs and advance in their selected fields

  . Broad Marketability--Attracting students from each of the high school, adult, foreign and contract training market segments

  . Attractive Facilities and Geographic Locations--Providing geographically desirable locations and modern facilities to attract and prepare students for the demands of the increasingly competitive workplace

   We believe that significant opportunities exist for growth through acquisition. Some opportunities result from institutions having limited resources to manage increasingly complex regulations or to fund the significant cost of developing new educational programs necessary to meet changing demands of the employment market. We believe that a substantial number of schools exhibiting the characteristics described above exist in the U.S. and Canadian markets and such schools can be successfully integrated into our marketing and administrative structure. We believe that competition in Canada is not currently as intense as in the U.S. Few of the largest U.S. operators of postsecondary career-oriented schools currently have a significant Canadian presence. We believe that, given our existing Canadian operations, we are well positioned to take advantage of these opportunities.

   We analyze acquisition targets for their long-term profit potential, enrollment potential and long-term demographic trends, concentration of likely employers within the region, level of competition, facility costs and availability and quality of management and faculty. We carefully investigate any potential acquisition target for its history of regulatory compliance, both as an indication of future regulatory costs and compliance issues and as an indication of the school's overall condition. Significant regulatory compliance issues in the school's past will generally remove a school from our consideration as an acquisition candidate.

   After we complete an acquisition, we immediately begin to apply our business strategy to boost enrollment and improve the acquired school's profitability. We assist acquired schools in achieving their potential through a highly focused and active management role, as well as through capital contributions. We selectively commit resources to improve marketing, advertising, administration and regulatory compliance at each acquired school. We may also commit further resources to enhance management depth. We retain acquired schools' brand names to take advantage of their established reputation in local, regional and national markets as "schools of choice."

   By acquiring new schools, we are also able to realize economies of scale in terms of our management information systems, accounting and audit functions, employee benefits and insurance procurement. We also benefit from the exchange of ideas among school administrators regarding faculty development, student retention programs, recruitment, curriculum, financial aid and student placement programs.

   Establishing New Campuses. Although, to date, we have added new campuses only through acquisitions, we plan to develop, open and operate new campuses ourselves. We will most likely establish these new campuses as additional locations of existing institutions, but we may also establish campuses as entirely separate, free-standing institutions. Opening new campuses would enable us to capitalize on new markets or geographic locations that exhibit strong enrollment potential and/or the potential to establish a successful operation in one of our core curricula areas. We believe that this strategy will allow us to continue to grow rapidly even if appropriate acquisition opportunities are not readily available.

   Entering New Service Areas. While we expect that our current career-oriented school operations will continue to provide the substantial majority of our revenue in the near term, we plan to further develop new education-related services which we believe offer strong long-term growth potential. In 1999, we introduced our first distance learning program, which offers educational products and services through the Internet and other distribution channels. We also plan to expand our contract training business, which provides customized training on a contract basis for business and government organizations, and which is currently a limited part of the operations of a few of our schools. Although we have not yet actively targeted the growing market for contract training services, we believe that contract training can become a much more significant part of our business.

   Recruiting International Students. Although all of our current operations are located in North America, we believe that trends similar to those impacting the market for postsecondary career-oriented education in the U.S. and Canada are occurring outside of North America. As a result, we believe that there may be significant international opportunities in private, for-profit postsecondary education. We recently launched marketing efforts in selected countries to increase international student enrollment at our schools.

Student Recruitment

   Our schools seek to attract students with both the desire and ability to complete their academic programs. Therefore, to produce interest among potential students, each of our schools engages in a wide variety of marketing activities.

   We believe that the reputation of our schools in local, regional and national business communities and the recommendations of satisfied former students are important factors contributing to success in recruiting new students. Each school's admissions office is charged with marketing the school's programs through a combination of admissions representatives, direct mailings and radio, Internet, television and print media advertising, in addition to providing the information needed by prospective students to assist them in making their enrollment decisions.

   As of December 31, 1999, our schools employed approximately 300 admissions representatives, each of whom focuses his or her efforts on one or more of the following areas: (1) out-of-area/correspondence recruiting, (2) high school recruiting or (3) in-house/local recruiting. Correspondence representatives work with students who live outside of the immediate school area to generate interest through correspondence with potential enrollees who have learned of the school through regional or national advertising. We believe that we are able to significantly boost enrollment by targeting students outside of the local population. High school recruiting representatives conduct informational programs at local secondary schools and follow up with interested students outside of school, either at their homes or on our school campus. The interpersonal relationships formed with high school counselors and faculty may have significant influence over a potential student's choice of school. In 1999, approximately 31% of our student population was under the age of 20. We believe that the relationships of our schools' representatives with the counseling departments of high schools are good and that the brand awareness and placement rates of our schools assist representatives in gaining access to counselors. In-house representatives are also available to speak with prospective students who visit campuses and to respond to calls generated through the school's advertising campaigns. Representatives interview and advise students interested in specific careers to determine the likelihood of their success in completing their educational programs. The admissions representatives are full-time, salaried employees of the schools. Regulations of the Department of Education prevent us from giving our U.S. employees incentive compensation based, directly or indirectly, upon the number of students recruited.

   We also engage in significant direct mail campaigns. We purchase mailing lists from a variety of sources, and we mail brochures regularly during the course of the year, with frequency determined by the number of school starts in a given year. We believe direct mailings offer a fast and cost-effective way to reach a targeted population.

   In addition, each school develops advertising for a variety of media, including radio, television and the Internet, which is run locally, regionally and sometimes nationally. While multi-media advertising is generally more appropriate for local markets, some initiatives have been successfully utilized on a national basis. We have found infomercials to be a particularly effective tool nationally, because their length enables schools to convey a substantial amount of information about their students, their faculty, their facilities and, most importantly, their course offerings. We also believe that the personal flavor of the presentation typical of infomercials is well-suited to attracting potential applicants. As an additional marketing tool, all of our schools have established web sites, which can be easily accessed for information about these schools and their educational programs. Although we retain independent advertising agencies, we design and produce a portion of our direct marketing and multi-media advertising and communications in-house, through Market Direct, Inc., a wholly-owned subsidiary. While substantially all of Market Direct's operations involve designing and producing advertising for us, Market Direct also provides these services to other businesses outside of the postsecondary education industry as opportunities arise.

   We closely monitor the effectiveness of our marketing efforts. We estimate that, in 1999, admissions representatives were responsible for attracting approximately 36% of student enrollments, direct mailings were responsible for approximately 11%, television, radio and print media advertising were responsible for approximately 41%, Internet advertising was responsible for approximately 6%, and the remaining approximately 6% was attributable to various other methods.

Student Admissions and Retention

   The admissions and entrance standards of each school are designed to identify those students who are best equipped to meet the requirements of their chosen fields of study. The most important qualifications for students include a strong desire to learn, passion for their area of interest, initiative and a high likelihood of successfully completing their programs. These characteristics are generally identified through personal interviews conducted by admissions representatives. We believe that a success-oriented student body results in higher retention and placement rates, increased satisfaction on the part of students and their employers and lower student default rates on government loans. To be qualified for admission to one of our schools, each applicant must have a high school diploma or a General Education Development certificate. Many of our schools also require that applicants obtain certain minimum scores on academic assessment examinations.

   We recognize that our ability to retain students until graduation is an important indicator of our success and that modest improvements in retention rates can result in meaningful increases in school revenue and profitability. As with other postsecondary educational institutions, many of our students do not complete their programs for a variety of personal, financial or academic reasons. As a result, student retention is considered an entire school's responsibility, from admissions to faculty and administration to career counseling services. To minimize student withdrawals, faculty and staff members at each of our campuses strive to establish personal relationships with students. Each campus devotes staff resources to advising students regarding academic and financial matters, part-time employment and other matters that may affect their success. However, while there may be many contributors, each campus has one administrative employee specifically responsible for monitoring and coordinating the student retention efforts. In addition, our corporate staff regularly tracks retention rates at each campus and provides feedback and support to appropriate local campus administrators.

Curriculum Development and Faculty

   We believe that curriculum is the single most important component of our operations, because students choose, and employers recruit from, career-oriented schools based on the type and quality of technical education offered. The curriculum development efforts of our schools are a product of their operating partnership with students and the business and industrial communities.

   The relationship of each of our schools with the business community plays a significant role in the development and adaptation of school curriculum. Each school has one or more program advisory boards composed of members of the local and regional business community who are engaged in businesses directly related to the educational offerings provided by the school. These boards provide valuable input to the school's education department, which allows the school to keep its programs current and provide graduates with the training and skills that these employers seek.

   We also endeavor to enhance and maintain the relevancy of our curricula by soliciting ideas through student and employer surveys and by requiring students in selected programs to complete an internship during their school experience. We have developed a number of techniques designed both to gain valuable industry insight for ongoing curriculum development and enhance the overall student experience. These techniques include (1) classroom discussions with industry executives, (2) part-time job placement within a student's industry of choice and (3) classroom case studies that are based upon actual industry issues.

   Our schools are in continuous contact with employers through their faculty, many of whom are industry professionals. The schools hire a significant number of part-time faculty holding positions in business and industry because specialized knowledge is required to teach many of the schools' courses and to provide students with current, industry-specific training. The schedules of business and industry professionals often permit them to teach the many evening courses offered by our schools. Unlike traditional four-year colleges, instructors in our schools are not awarded tenure and are evaluated, in part, based upon student evaluations. As of December 31, 1999, our schools employed approximately 1,700 faculty members, of which approximately 35% were full-time employees and approximately 65% were hired on a part-time, adjunct basis.

School Administration

   We provide significant operational autonomy and appropriate performance-based compensation to local school administrators who have demonstrated the ability to undertake such responsibility, based on our belief that success is driven by performance at the local level through enrollment growth, student retention rates and placement rates. In addition, each of our schools requires, to a certain extent, different resources and operating tactics due to a variety of factors, including curriculum, demographics, geographic location and size. Management of each of our schools is principally in the hands of a school president who has accountability for the school's operations and profitability. Each of our schools has five primary operating departments: admissions, financial aid, education, placement and accounting.

   Corporate strategy, finance and accounting consolidation functions are centralized at our corporate headquarters. Our corporate staff develops long-term and short-term operating strategies for the schools and works closely with local administrators to accomplish their goals and ensure adherence to our strategy. We maintain stringent quality standards and controls at both the corporate and individual school levels. Activities at the corporate level include regular reporting processes which track the vital statistics of each school's operations, including leads, enrollments, retention rates, placements, and financial data. These reports provide real-time data which allow management to monitor the performance of each campus. Each operating department at the campus level is also required to compile quantitative reports at regular intervals, including reports on admissions, financial aid, academic performance and placement.

   We use a number of quality and financial controls. Information is tracked through an advanced, PC-based management information system, which currently runs on a decentralized basis, but also allows centralized access to account information.

Tuition and Fees

   Currently, total tuition for completion of a diploma/certificate program offered by our schools, assuming full-time attendance, ranges from $5,400 to $28,000, for completion of an associate's degree program ranges from $12,450 to $28,000, and for completion of a bachelor's degree program ranges from $45,000 to $51,300. In addition to these tuition amounts, students at our schools typically must purchase textbooks and supplies as part of their educational programs.

   Our institutions bill students for their tuition and other institutional charges based on the specific instructional format or formats of the school's educational programs. Each institution's refund policies must meet the requirements of the Department of Education and such institution's state and accrediting agencies. Generally, under the Department of Education's requirements, if a first-time student ceases attendance before the point in time that is 60% of the period of enrollment for which the student has been charged, the institution will refund institutional charges based on the amount of time for which the student was charged but did not attend. After a student has attended 60% or more of such period of enrollment, the institution will retain 100% of the institutional charges for that period of enrollment. After the student's first enrollment period, the institution refunds institutional charges for subsequent periods of enrollment based on the number of weeks remaining in the period of enrollment in which the student withdrew. In certain circumstances, institutions must apply state refund requirements when determining refunds for students.

Graduate Employment

   We believe that employment of graduates of our schools in occupations related to their fields of studies is critical to the reputation of the schools and their ability to continue to recruit students successfully. We believe that our schools' most successful form of recruiting is through referrals from satisfied graduates. A strong placement office is important to maintain and elevate the school's reputation, as well as manage the rate at which former students default on their loans.

   We devote a significant amount of time and resources to student placement, which we believe to be the ultimate indicator of our success. We believe that our average placement rate is attractive to prospective students. Student placement is a top priority of each of our schools beginning on the first day of student enrollment. This approach heightens the students' awareness of the placement department and keeps students focused on their goal--job placement within their field of choice. Moreover, each of our schools includes career development instruction in our curricula, which includes the preparation of resumes, cover letters, networking and other essential job-search tools. Placement office resources are regularly available to our graduates. With such assistance, our graduates find employment with a wide variety of businesses located not only in the schools' local markets but also regionally and nationally.

   Each campus' placement department also plays a role in marketing the campus' curriculum to the business community to produce job leads for graduates. As of December 31, 1999, approximately 75 employees worked in the placement departments of our campuses. Placement counselors participate in professional organizations, advisory boards, trade shows and community events to keep apprised of industry trends and maintain relationships with key employers. Partnerships with local and regional businesses are established through internships and curriculum development programs and facilitate placement of graduates in local and regional businesses. The placement department also assists current students in finding part-time jobs while attending school. These part-time placements often lead to permanent positions.

   Based on survey information received from graduating students and employers, we believe that of the 8,648 students graduating from our schools during the academic year ended June 30, 1999, 91.8% of the 7,941 available graduates, which excludes students who are continuing their education, are in active military service or are disabled or deceased, as well as students from foreign countries who are legally ineligible to work in the U.S., obtained employment in fields related to their program of study within six months following their graduation.

   The reputation of Gibbs and Washington Business School allows them to charge fees to employers upon placement of many of their students. Our other schools do not currently receive such placement fees, nor, we believe, do any of our principal proprietary competitors. We believe that, as an additional source of revenue, we may be able to replicate these placement fee programs at some of our other schools.

Technology

   We are committed to providing our students access to the technology necessary for developing skills required to succeed in the careers for which they are training. Through regular consultation with business representatives, we ensure that all our schools provide their students with industry-current computer hardware, computer software and equipment meeting industry-specific technical standards. In each program, students use the types of equipment that they will eventually use in their careers of choice. For example, graphic animation students use sophisticated computer multimedia animation and digital video editing equipment and supplies, and visual communication and design technologies students make significant use of technologies for computer-related design and layout and digital pre-press applications.

Employees

   As of December 31, 1999, we had a total of approximately 1,800 full-time and 1,300 part-time employees. We do not have any collective bargaining agreements with our employees. We consider our relations with our employees to be good.

Competition

   The postsecondary education market is highly fragmented and competitive, with no single institution having a significant market share. Our schools compete with traditional public and private two-year and four-year colleges and universities, other proprietary schools, including those that offer distance learning programs, and alternatives to higher education such as immediate employment and military service. Private and public colleges and universities may offer courses of study similar to those of our schools. Some public institutions are able to charge lower tuition than our schools due in part to government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary schools. However, tuition at private, non-profit institutions is, on average, higher than the average tuition rates of our schools. Other proprietary career-oriented schools also offer programs that compete with those of our schools. We believe that our schools compete with other educational institutions principally based upon quality of their educational programs, reputation in the business community, costs of programs and graduates' ability to find employment. Some of our competitors in both the public and private sectors may have substantially greater financial and other resources than us.

   Changes in the regulatory environment have stimulated consolidation in the postsecondary education industry. Regulations adopted in recent years have tightened standards for educational content, established strict standards for student loan default rates, required intensified scrutiny by state education agencies and accrediting agencies and created more stringent standards for the evaluation of an institution's financial responsibility and administrative capability. As a result, some career-oriented schools have been forced to close because they lacked sufficient quality or financial resources or could not manage the increased regulatory burden. At the same time, despite increasing demand, potential new entrants face significant barriers to entry due to the highly regulated nature of the industry and the considerable expense of start-up operations.

Facilities

   Our corporate headquarters are located in Hoffman Estates, Illinois, near Chicago, and our 28 campuses are located in 15 states and two Canadian provinces. Each campus contains teaching facilities, including modern classrooms, laboratories and, in the case of the schools with culinary arts programs, large, well-equipped kitchens. Admissions and administrative offices are also located at each campus. Additionally, Brooks College and the California Culinary Academy operate a dormitory, Brooks College and Brown Institute operate a student cafeteria and Western, Scottsdale Culinary, The Cooking Hospitality Institute of Chicago and the California Culinary Academy lease and operate restaurants in conjunction with their culinary arts programs.

   We lease all of our facilities, except the primary Gibbs facility in Montclair, New Jersey, the facility at Brooks Institute of Photography and the California Culinary Academy facilities in New Orleans, Louisiana, which we own. As of December 31, 1999, we owned approximately 28,500 square feet and leased approximately 1.2 million square feet. The leases have remaining terms ranging from less than one year to ten years.

   We actively monitor facility capacity in light of our current utilization and projected enrollment growth. We have plans to lease approximately 180,000 additional square feet in 2000 to accommodate our growth. We believe that our schools can acquire any necessary additional capacity on reasonably acceptable terms. We devote capital resources to facility improvements and expansions as necessary.

Legal Proceedings

   We and our institutions are subject to occasional lawsuits, investigations and claims arising out of the ordinary conduct of our business. Although we cannot predict the outcomes, we do not believe that any legal proceeding to which we are a party will have a material adverse effect on our business, results of operations or financial condition.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth certain information with respect to our executive officers and directors:

            Name         Age                           Position
            ----         ---                           --------
      John M. Larson     48  Chairman of the Board, President, Chief Executive Officer,
                             Secretary and Director

      Patrick K. Pesch   43  Senior Vice President, Chief Financial Officer, Treasurer and
                             Director

      Nick Fluge         48  Senior Vice President--Operations

      Jacob P. Gruver    45  Senior Vice President--Operations

      Robert E. Dowdell  54  Director

      Thomas B. Lally    56  Director

      Wallace O. Laub    75  Director

      Keith K. Ogata     45  Director

   John M. Larson has served as our Chairman of the Board since January 2000 and as President and Chief Executive Officer and one of our Directors since January 1994. From July 1993 until our formation, Mr. Larson served as a consultant to Heller Equity Capital Corporation ("Heller"), working with Heller to establish Career Education Corporation. From January through May 1993, Mr. Larson served as the Eastern Regional Operating Manager of Educational Medical, Inc., which provides career-oriented postsecondary education. From 1989 until 1993, Mr. Larson served as the Senior Vice President of College Operations of Phillips Colleges, Inc., overseeing a nationwide system of 58 schools, which offered a wide range of academic programs. From March through September 1989, he served as Senior Vice President of Operations for the Geneva Companies, a mergers and acquisitions firm. From 1980 to 1989, Mr. Larson was Vice President of Marketing at National Education Centers, Inc., a subsidiary of National Education Corporation, where he managed the entire admissions program, including marketing and advertising efforts, with a team of approximately 500 employees. Mr. Larson has also served in marketing positions with DeVry Inc., at its Chicago and Kansas City campuses. Mr. Larson received a Bachelor of Science in Business Administration from the University of California at Berkeley and has completed the Executive Management Program at Stanford University.

   Patrick K. Pesch has served as our Senior Vice President, Chief Financial Officer and Treasurer since October 1999 and as one of our directors since 1995. From 1992 until joining us, Mr. Pesch served as a Senior Vice President of Heller Financial, Inc. ("HFI"), and also as an officer of Heller, managing a portfolio of loan and equity investments. Mr. Pesch joined HFI in 1985 as head of the internal audit function and served in a number of positions, including senior credit officer for Heller Corporate Finance. Previously, he was an audit manager with Arthur Young & Company (currently Ernst & Young). Mr. Pesch received a Bachelor of Science of Commerce degree from DePaul University and is a certified public accountant.

   Nick Fluge has served as our Senior Vice President--Operations since October 1999 and prior to that as one of our Managing Directors since July 1997. Mr. Fluge has served as Director and President of Western Culinary Institute since 1989. From 1984 until 1988, Mr. Fluge was Director of Retail/Restaurants and a member of the management team of Western. With over 20 years of experience in the hospitality/foodservice industry and as a Certified Culinary Educator with the American Culinary Federation, Mr. Fluge has chaired American Culinary Federation Food Salons, judged wine competitions and written columns for various periodicals, including The National Culinary Review. Mr. Fluge has been a Team Leader for the Accrediting Commission of Career Schools and Colleges of Technology (ACCSCT) since 1992. Mr. Fluge is a member of the Oregon Department of Education--Career College Division. Mr. Fluge holds a Bachelor of Science degree in Political Science from Portland State University.

   Jacob P. Gruver has served as our Senior Vice President--Operations since October 1999 and prior to that as one of our Managing Directors since May 1997. From August 1994 to May 1997, Mr. Gruver served as our Director of Finance. From 1989 until joining our management team, Mr. Gruver was Vice President and Controller of Wyoming Technical Institute in Laramie, Wyoming, a moderately sized career-oriented school. In such positions, he managed all financial functions, including budgeting and implementation of management information/financial systems. From 1978 to 1989, Mr. Gruver audited career-oriented schools and other clients at a regional public accounting firm in Laramie, Wyoming. Mr. Gruver received a Bachelor of Science in Accounting from National College.

   Robert E. Dowdell has been one of our Directors since our inception in January 1994. From 1989 to present, Mr. Dowdell has served as Chief Executive Officer and director of Marshall & Swift, L.P., a publishing company. Mr. Dowdell is also the general partner of LaQuinta Springs, L.P., a real estate investment company, and is a managing member of Hemet 99, LLC, a real estate investment company.

   Thomas B. Lally has been one of our Directors since January 1998. Mr. Lally was designated to be a director by Heller. He has been the President of Heller since 1996 and an Executive Vice President of HFI, the parent of Heller, since 1994, with direct responsibility for the asset quality oversight of HFI's portfolio of loan and equity investments. Mr. Lally joined HFI in 1974.

   Wallace O. Laub has been one of our Directors since October 1994. Mr. Laub was a co-founder of National Education Corporation, Inc., where he served as Executive Vice President and director from 1955 to 1993. From 1981 to 1990, Mr. Laub served as a director of the Distance Education Training Council, a trade association and accrediting agency for distance education companies. Mr. Laub is now retired.

   Keith K. Ogata has been one of our Directors since January 1998. Mr. Ogata is currently president of, and a private investor in, 3-K Financial Corporation, a private investment company, and a managing member of Hemet 99. From 1996 to 1998, Mr. Ogata served as President of National Education Centers, Inc., a subsidiary of National Education Corporation. From 1990 to June 1998, he served as Vice President, Chief Financial Officer and Treasurer of National Education Corporation, with responsibility for finance, accounting, treasury, tax, mergers and acquisitions, human resources, investor and public relations and information systems.

Certain Other Significant Employees of Career Education Corporation

   The following table sets forth information with respect to some of our other significant employees:

              Name                                 Position
              ----                                 --------
      J. Patrick Andrews    Vice President--Advertising

      Jon R. Coover         Vice President--Marketing

      Mari-Ann Deering      Vice President--Human Resources

      Patricia Kapper       Vice President--Education/Placement

      James R. McEllhiney   Vice President--Regulatory Compliance

      Carol A. Menck        Vice President and Managing Director

      Robert W. Nachtsheim  Vice President and Controller

      Steve B. Sotraidis    Vice President and Managing Director

      Todd H. Steele        Vice President--Strategic Planning and Development

      Mark J. Tobin         Vice President--Student Finance and Regulatory Affairs

   J. Patrick Andrews has served as our Vice President--Advertising since November 1999 and prior to that as our Director of Advertising from October 1995 until November 1999. From 1994 until he joined our corporate management, Mr. Andrews was Advertising Manager for two of our schools, Collins and Brooks. For approximately 12 years prior to joining us, Mr. Andrews managed the advertising and marketing functions for Spartan, a 2,800 student school in Tulsa, Oklahoma. Mr. Andrews holds a Bachelor of Arts in Journalism from the University of South Carolina and a Masters degree in Marketing from the University of Texas.

   Dr. Jon R. Coover has served as our Vice President--Marketing since November 1999 and prior to that as our National Director of Marketing since May 1997, after serving for 14 months as Director of Education at our largest school, Brown. Dr. Coover's background in private career education includes holding positions as Vice President of Marketing for the Rasmussen Business Colleges, Minneapolis, Minnesota; Vice President of Operations at Virginia College, Birmingham, Alabama; President of Dominion College, Roanoke, Virginia; President of Nettle Junior College, Sioux Falls, South Dakota; Co-Director of New York Restaurant School in New York City; and Regional Director with DeVry Institute of Technology. Dr. Coover holds a Bachelor of Science in Business Administration and an M.B.A. from California Western University and a Ph.D. in Business from California Coast University.

   Mari-Ann Deering has served as our Vice President--Human Resources since November 1999 and prior to that as our Director of Human Resources since July 1998. Ms. Deering joined our corporate management with 19 years of human resources experience in the veterinary pharmaceutical industry. Ms. Deering served as the Director of Human Resources--North America for Fort Dodge Animal Health, Overland Park, Kansas, a division of American Home Products, from 1997 until 1998. She was Vice President of Human Resources and Administration of Southwest Technologies, a medical device company, from 1996 until 1997. Her prior experience also includes 16 years in human resource management with Sanofi Animal Health from 1979 until 1995 where her final position was Vice President of Human Resources. Ms. Deering holds a Bachelor of Science degree in Business Administration from AVILA College, Kansas City, Missouri and an M.B.A. from Rockhurst College, Kansas City, Missouri.

   Dr. Patricia A. Kapper, Ed.D, has served as our Vice President-- Education/Placement since November 1999 and prior to that as our Director of Education and Placement since August 1997. From 1990 until joining our management team, Dr. Kapper was Dean of Academic Affairs (Chief Academic Officer) of DeVry Institute of Technology, Addison, Illinois. From 1986 until 1990, Dr. Kapper held academic management positions with Milwaukee Area Technical College, from 1984 to 1986 as Associate Dean of Business and Graphic and Applied Arts and from 1986 to 1990 as Dean of Business and Graphic Arts. Dr. Kapper holds a Bachelor of Arts in Business Education from the University of Wisconsin--Eau Claire, a Masters of Science in Teaching from the University of Wisconsin--Whitewater, and a doctorate in Adult Education from Northern Illinois University.

   James R. McEllhiney has served as our Vice President--Regulatory Compliance since November 1999 and prior to that as our Director of Regulatory Compliance since August 1997. Mr. McEllhiney served as our Director of Education from August 1994 until August 1997. Prior to joining our corporate management in August 1994, Mr. McEllhiney was the Vice President of Academic Affairs for Phillips Colleges, Inc. In this position, Mr. McEllhiney managed regulatory compliance, including processing change of ownership applications for over 60 acquisitions, and oversaw corporate educational administration for this group of 92 schools. From 1975 to 1988, Mr. McEllhiney managed regulatory compliance and served as Chief Academic Officer for MetriData Computing, a 40 unit career-oriented school company. Prior to joining MetriData, Mr. McEllhiney was an instructor and Academic Dean at Northwood Institute. Mr. McEllhiney holds a Bachelor of Science in Education and a Masters of Science in Psychology from Indiana State University.

   Carol L. A. Menck has served as our Vice President and Managing Director since November 1999 and prior to that as one of our Managing Directors since January 1999. From 1997 to 1999, Ms. Menck served as the President of The School of Computer Technology--Pittsburgh with oversight responsibility over the campus in Fairmont. From 1993 until joining us, Ms. Menck was Director of an ITT Technical Institute. From

1991 until 1993, she served as Director of Phillips Junior College--Spokane, Washington. From 1987 to 1991 she served as President of Bradford School-- Portland, Oregon. From 1976 until 1987, she held various positions at Trend Colleges--Vancouver, Washington. Her final position at Trend was Operations Manager. Ms. Menck received a Bachelor of Arts in Political Science from Gonzaga University and a Juris Doctorate from Gonzaga Law School.

   Robert W. Nachtsheim has served as our Vice President and Controller since November 1999 and prior to that as our Controller since December 1995. Mr. Nachtsheim joined our corporate management with 19 years of accounting and financial analysis experience in multiple industries. From 1993 until 1995, Mr. Nachtsheim served as Controller for Century 21 North Central, Inc., overseeing the financial performance of 600 midwestern Century 21 franchises. His prior experience includes six years as the Director of Financial Analysis and Reporting for Newark Electronics, a nationwide electronics distributor, and 11 years with Amoco Corporation in various accounting positions. Mr. Nachtsheim holds a Bachelor of Science in Accountancy from the University of Missouri and an M.B.A. in Finance from DePaul University.

   Steve B. Sotraidis has served as our Vice President and Managing Director since November 1999 and prior to that as one of our Managing Directors since July 1, 1997. Mr. Sotraidis joined our administrative management team in June 1994. Mr. Sotraidis joined Brooks College in 1970 and has managed Brooks' overall operations since 1975. Mr. Sotraidis holds a Bachelor of Science in Psychology and completed two years of graduate work in Industrial Psychology at California State University at Long Beach.

   Todd H. Steele has served as our Vice President--Strategic Planning and Development since November 1999 and prior to that as our Director of Strategic Planning and Development since March 1998. Mr. Steele served as a director from our inception in January 1994 until March 1998. From December 1996 until joining our management team, he served as a Vice President of Baker, Fentress & Co., an investment company, making equity investments in private companies. From May 1990 to November 1996, he served as a Vice President of HFI and Heller, also making equity investments in private companies. Mr. Steele holds a Bachelor of Arts in Economics from Northwestern University and an M.B.A. in Finance from the University of Chicago.

   Mark J. Tobin has served as our Vice President--Student Finance and Regulatory Affairs since November 1999 and prior to that as our Director of Student Finance since March 1996. Mr. Tobin joined DeVry, Inc., in 1984 and, from 1989 until joining our corporate management, Mr. Tobin was Director of Student Finance for DeVry, Inc. In that position, Mr. Tobin was responsible for student finance policy development, technical and operations assistance and performance monitoring for the DeVry Institutes of Technology and the Keller Graduate School of Management. From 1984 to 1989, Mr. Tobin held corporate financial aid management positions at DeVry, Inc. Prior to his tenure at DeVry, Inc., Mr. Tobin was Director of Financial Aid at Carthage College from 1978 until 1984 and Marian College from 1973 until 1978. Mr. Tobin holds a Bachelor of Arts in Psychology from Northeastern Illinois State College and a Masters of Education degree in Student Personnel Work in Higher Education from Loyola University of Chicago.

                              SELLING STOCKHOLDERS

   The following table sets forth information with respect to the beneficial ownership by the selling stockholders of our common stock as of March 31, 2000 and as adjusted to reflect the sale of 1,500,000 shares of common stock offered by us and 650,000 shares of common stock offered by the selling stockholders. Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

                             Shares of Common                  Shares of Common
                                   Stock           Shares of         Stock
                               Beneficially       Common Stock   Beneficially
                              Owned Prior to         Being      Owned After the
                              the Offering(1)       Offered        Offering
                             -------------------- ------------ -----------------
                              Number      Percent    Number     Number   Percent
                             ---------    ------- ------------ --------- -------
Heller Equity Capital
 Corporation...............  1,560,507(2)  19.6     500,000    1,060,507  11.1

John M. Larson.............    166,350(3)   2.1      50,500      115,850   1.2

Robert E. Dowdell..........    103,483(4)   1.3      30,000       73,483     *

Nick Fluge.................     15,837(5)     *       8,899        6,938     *

Jacob P. Gruver............     21,942(6)     *      10,000       11,942     *

Andre Jean-Marie Cointreau.     50,601        *      50,601            0     0

--------
*  Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person and the percentage ownership of that person include shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2000.

(2) As reported on a Schedule 13D/A filed with the SEC on April 4, 2000 jointly by The Fuji Bank, Limited, Fuji America Holdings, Inc., HFI and Heller. According to the Schedule 13D/A, Heller has sole voting and sole dispositive power with respect to 1,560,507 shares of common stock. The address of Heller is 500 West Monroe Street, Chicago, Illinois 60661.

(3) Includes 150,718 shares of common stock which may be acquired by Mr. Larson upon the exercise of stock options which are currently exercisable or exercisable within 60 days of March 31, 2000.

(4) Includes 2,834 shares of common stock held by Mr. Dowdell, as Custodian for Brian M. Dowdell under the Uniform Transfers to Minors Act; 2,034 shares of common stock held by Mr. Dowdell, as Custodian for Sharon T. Dowdell under the Uniform Transfers to Minors Act; 18,000 shares of common stock held by Mr. Dowdell and Grace C. Dowdell, as Trustees under a Trust Agreement dated July 1, 1991; and 41,980 shares of common stock which may be acquired by Mr. Dowdell upon the exercise of stock options which are currently exercisable or exercisable within 60 days of March 31, 2000.

(5) Includes 14,514 shares of common stock which may be acquired by Mr. Fluge upon the exercise of stock options which are currently exercisable or exercisable within 60 days of March 31, 2000.

(6) Includes 21,585 shares of common stock which may be acquired by Mr. Gruver upon the exercise of stock options which are currently exercisable or exercisable within 60 days of March 31, 2000.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 50,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share.

   The following summarizes the material provisions of our Certificate of Incorporation and by-laws that are included as exhibits to the registration statement of which this prospectus is a part. We believe this summary contains a description of all of the material terms of our capital stock.

Common Stock

   As of March 31, 2000, 7,951,182 shares of common stock were outstanding and held by 23 holders of record. Subject to the rights of holders of preferred stock, the holders of outstanding shares of common stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time lawfully determine. Each holder of common stock is entitled to one vote for each share held. Subject to the rights of holders of any outstanding preferred stock, upon our liquidation, dissolution or winding up, any assets legally available for distribution to stockholders as such are to be distributed ratably among the holders of our common stock at that time outstanding. All shares of common stock currently outstanding are, and all shares of common stock offered by hereby when duly issued and paid for will be, fully paid and nonassessable, not subject to redemption and assessment and without conversion, preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of any class or of securities convertible into stock of any class.

Preferred Stock

   Preferred stock may be issued by us in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof, to the extent that such are not fixed in our Certificate of Incorporation, as the board of directors determines. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The board of directors may authorize the issuance of preferred stock which ranks senior to our common stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the board of directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on common stock to be effective while any shares of preferred stock are outstanding. The board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us. We have no present intention to issue shares of preferred stock.

Certain Corporate Provisions

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (1) prior to the date at which the stockholder became an interested stockholder the board of directors approved either the business combination or the transaction in which the person became an interested stockholder, (2) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder becomes an interested stockholder or
(3) the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of the stockholders (and not by written consent) held on or subsequent to the date of the business combination. An "interested stockholder" is a person who, together with affiliates and associates, owns or at any time within the prior three years did own, 15% or more of the corporation's voting stock. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

   Our Certificate of Incorporation and by-laws contain a number of provisions relating to corporate governance and to the rights of stockholders. Some of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of us. These provisions include (1) a requirement that stockholder action may be taken only at stockholder meetings; (2) notice requirements in the by-laws relating to nominations to the board of directors and to the raising of business matters at stockholders meetings; and (3) the classification of the board of directors into three classes, each serving for staggered three year terms.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of the offering, we will have an aggregate of approximately 9,519,581 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Substantially all of these shares will be freely tradable without restriction or further registration under the Securities Act of 1933, unless held by persons who are deemed to be our "affiliates" because they, directly or indirectly through one or more intermediaries control, or are controlled by, or are under common control, with us. Based on shares outstanding as of March 31, 2000, upon completion of the offering 1,165,940 shares will be held by our affiliates.

   All selling stockholders, directors and executive officers have agreed with the underwriters that, for a period of 90 days from the date of this prospectus, they will not offer to sell or otherwise sell, dispose of or grant rights with respect to any shares of common stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, otherwise than with the prior written consent of Credit Suisse First Boston Corporation. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701 of the Securities Act of 1933, shares subject to lock-up agreements will not be salable until the agreements expire or unless prior written consent is received from Credit Suisse First Boston Corporation. Any early waiver of the lock-up agreements by the underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of our shares, may not be accompanied by an advance public announcement by us.

   In general, under Rule 144 a person, or persons whose shares are aggregated, who has beneficially owned "restricted shares" for at least one year, including persons who may be deemed our "affiliate," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of common stock then outstanding or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. We are unable to estimate accurately the number of restricted shares that will be sold under Rule 144 because this will depend on, among other factors, the market price for our common stock and the personal circumstances of the seller.

   Upon consummation of the offering, options to purchase 1,144,076 shares of common stock will be issued and outstanding, of which options to purchase 276,482 shares of common stock will be exercisable.

Registration Rights

   Under a registration rights agreement, Heller is entitled, subject to various exceptions, to demand that we register shares of common stock held by Heller on up to three occasions and to cause us to register such shares in any registration by us for our own account or for the account of other security holders. Additionally, at any time that we are eligible to use Form S-3 for registration of securities, Heller will be entitled, subject to certain exceptions, to cause us to register such shares held by Heller on a registration statement on Form S-3. Upon consummation of the offering, Heller will hold 1,060,507 shares which will be covered by the registration rights agreement.

   Under a Stock Transfer and Registration Rights Agreement, Le Cordon Bleu is entitled, subject to various exceptions, to cause us to register the 101,202 shares issued to them in connection with their license arrangement with us in any registration by us for our own account or for the account of other security holders through October 29, 2000. 50,601 of these shares, which were transferred to Andre Jean-Marie Cointreau, President of Le Cordon Bleu Group, are being offered hereby.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated         , 2000, we and the selling stockholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc. and Salomon Smith Barney Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                      Number of
      Underwriter                                                      Shares
      -----------                                                     ---------
      Credit Suisse First Boston Corporation.........................
      Chase Securities Inc...........................................
      Salomon Smith Barney Inc.......................................
                                                                      ---------
          Total...................................................... 2,150,000
                                                                      =========

   The underwriting agreement provides that the underwriters be obligated to purchase all the shares of common stock in this offering, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 322,500 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                   Per Share                       Total
                         ----------------------------- -----------------------------
                            Without          With         Without          With
                         Over-allotment Over-allotment Over-allotment Over-allotment
                         -------------- -------------- -------------- --------------
Underwriting Discounts
 and Commissions
 paid by us.............    $              $              $              $
Expenses payable by us..    $              $              $              $
Underwriting Discounts
 and Commissions
 paid by the selling
 stockholders...........    $              $              $              $
Expenses payable by the
 selling stockholders...    $              $              $              $

   We have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this prospectus, except that such restrictions will not apply to our ability to grant employee or director stock options pursuant to the terms of a plan in effect on the date of this prospectus or issuance of common stock pursuant to the exercise of such options.

   Our executive officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

   These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

   Other than the prospectus in electronic format, the information contained on any underwriter's web site and any information contained on any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of our common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling stockholders and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions".

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to the offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and with respect to the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of our common stock offered hereby and other legal matters will be passed upon for us by Katten Muchin Zavis, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

   The consolidated financial statements of Career Education Corporation and its subsidiaries as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in our Annual Report on Form 10-K and incorporated by reference into this prospectus and registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.

                              [Inside Back Cover]
                  [Map of North America with dots representing
                     the locations of each of the Company's
             schools and lines from the dots to the schools' names,
                   which are also listed underneath the map]

                              [Outside Back Cover]


                      [LOGO] Career Education Corporation

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the Registrant in connection with the issuance and distribution of our common stock pursuant to the Prospectus contained in this Registration Statement. The Registrant will pay all of these expenses.

                                                                     Approximate
                                                                       Amount
                                                                     -----------
      Securities and Exchange Commission registration fee...........  $ 22,858
      NASD filing fee...............................................     9,159
      Nasdaq National Market fee....................................    15,000
      Accountants' fees and expenses................................    50,000
      Blue Sky fees and expenses....................................     5,000
      Legal fees and expenses.......................................   225,000
      Transfer Agent and Registrar fees and expenses................    10,000
      Printing and engraving........................................   200,000
      Miscellaneous expenses........................................    62,983
                                                                      --------
          Total.....................................................  $600,000
                                                                      ========

   All expenses other than the Securities and Exchange Commission registration fee and NASD filing fee are estimated.

Item 15. Indemnification of Directors and Officers

   Article XII of the Registrant's Certificate of Incorporation provides that the Registrant shall indemnify its directors to the full extent permitted by the General Corporation Law of the State of Delaware and may indemnify its officers and employees to such extent, except that the Registrant shall not be obligated to indemnify any such person (i) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or (ii) for any amounts paid in settlement of an action indemnified against by the Registrant without the prior written consent of the Registrant. The Registrant has entered into indemnity agreements with each of its directors. These agreements may require the Registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' liability insurance if available on reasonable terms.

   In addition, Article XII of the Registrant's Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or
(iv) for any transaction from which the director derives an improper personal benefit.

   Reference is made to Section 145 of the General Corporation Law of the State of Delaware which provides for indemnification of directors and officers in certain circumstances.

   The Registrant has purchased a directors' and officers' liability insurance policy.

   Under the terms of the Underwriting Agreement, the Underwriters have agreed to indemnify, under certain conditions, the Registrant, its directors, certain of its officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain liabilities.

Item 16. Exhibits and Financial Statement Schedules

    (a) Exhibits.

      1+      Form of Underwriting Agreement.
      2.1*    Asset Purchase Agreement dated as of September 30, 1996, among the Registrant, WCI Acquisition, Ltd., Phillips Educational Group
              of Portland, Inc., and Phillips Colleges, Inc.
      2.2*    Stock Sale Agreement dated as of April 7, 1997, between K-III
              Prime Corporation, Inc. and the Registrant.
      2.3*    Stock Purchase Agreement dated as of June 30, 1997, among IAMD
              Acquisition I, Ltd. and Clem Stein, Jr., Marion Stein, Leonard
              Rutstein, Barbara Ann Scott King, Thomas V. King, William W.
              Wirtz and David Powell.
      2.4*    Share Purchase Agreement dated as of June 30, 1997, among the
              Registrant and Clem Stein, Jr., Leonard Rutstein, Barbara Ann
              Scott King and Lawrence N. Gross.
      2.5**** Asset Purchase Agreement dated as of July 1, 1998 by and among
              Scottsdale Institute, Inc., an Arizona corporation, The Frank G.
              and Elizabeth S. Leite Revocable Trust dated April 14, 1992,
              Frank G. Leite and Elizabeth S. Leite, and SCI Acquisition I,
              Ltd., a Delaware Corporation.
      3.1**   Amended and Restated Certificate of Incorporation of the
              Registrant.
      3.2**   Amended and Restated Bylaws of the Registrant.
      4.1*    Specimen stock certificate representing common stock.
      4.2***  Amended and Restated Credit Agreement dated as of October 26,
              1998 among the Registrant, as borrower, the Co-Borrowers named therein, the lenders named therein, LaSalle National Bank, as administrative agent and The Bank of Nova Scotia as foreign currency agent (collectively, the "Parties").
      4.3++   Amendment No. 1 and Consent to the Amended and Restated Credit
              Agreement, dated as of February 24, 1999, by and between the
              Parties.
      4.4++   Amendment No. 2 to the Amended and Restated Credit Agreement,
              dated as of March 31, 1999, by and between the Parties.
      5       Opinion of Katten Muchin Zavis as to the legality of the
              securities being registered (including consent).
      23.1    Consent of Arthur Andersen LLP with respect to financial
              statements of the Registrant.
      23.2    Consent of Katten Muchin Zavis (contained in its opinion to be filed as Exhibit 5 hereto).
      24+     Power of Attorney.
      27+++   Financial Data Schedule

    (b) Financial Statement Schedules.

              Schedule II--Valuation and Qualifying Accounts+++

--------
   * Incorporated by reference to the Exhibit of the same number to our Registration Statement No. 333-37601 on Form S-1, effective as of January 28, 1998.
  ** Incorporated by reference to the Exhibit of the same number to our Annual
     Report on Form 10-K for the year ended December 31, 1997.
 ***Incorporated by reference to the Exhibit of the same number to our Registration Statement No. 333-70747 on Form S-1, effective as of March 17, 1999.
****Incorporated by reference to our Report on Form 8-K dated August 14, 1998.

   +Previously filed.

  ++ Incorporated by reference to our Report on Form 10-Q for the quarter ended
     March 31, 1999.

 +++ Incorporated by reference to the Exhibit of the same number to our Annual
     Report on Form 10-K for the year ended December 31, 1999.

Item 17. Undertakings the Registrant hereby undertakes:

     (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefits plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (3) For purposes of determining any liability under the Securities Act,
  (i) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois on the 11th day of April, 2000.

                                          Career Education Corporation

                                                   /s/ John M. Larson
                                          By: _________________________________
                                                       John M. Larson
                                              Chairman of the Board, President
                                                             and
                                                   Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities indicated on April 11, 2000.


                 Signature                                     Title
                 ---------                                     -----


          /s/ John M. Larson                Chairman of the Board, President, Chief
___________________________________________ Executive Officer (Principal Executive
              John M. Larson                Officer) and a Director

                     *                      Senior Vice President, Chief Financial
___________________________________________ Officer, Treasurer and a Director
             Patrick K. Pesch               (Principal Financial and Accounting
                                            Officer)

                     *                      Director
___________________________________________
             Robert E. Dowdell

                     *                      Director
___________________________________________
              Thomas B. Lally

                     *                      Director
___________________________________________
              Wallace O. Laub

                     *                      Director
___________________________________________
              Keith K. Ogata

  * The undersigned, by signing his name hereto, does sign and execute the Amendment No. 1 to this Registration Statement on behalf of the above-named Directors and officers of the Registrant pursuant to a Power of Attorney executed by each such Director and officer and filed with the Securities and Exchange Commission.

       /s/ John M. Larson

By: _________________________________

           John M. Larson

         as Attorney-in-Fact